UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

03 March 2016
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

2015 FULL YEAR RESULTS

Key Points

• Good profit growth

• Enhanced portfolio through M&A

• Strong cash generation; de-leveraging accelerated

• Margins and returns ahead

Financial Highlights

    •     Sales of €23.6 billion, 25% ahead of 2014; continuing operations (see page 29) up 17%

    •     EBITDA up 35% to €2.2 billion, ahead of November guidance; continuing operations up 33%

    •     Cash inflow from operations up 47% to €1.3 billion; year-end net debt of €6.6 billion

    •     Dividend per share maintained at 62.5c, covered 1.4 times

Strategic Highlights

• Strengthening market positions through focused portfolio management

• Delivering value through capital allocation and reallocation at attractive multiples

• Acquisitions and investments of almost €8 billion; transaction/one-off costs of €0.2 billion

• Divestment and disposal proceeds of circa €1.0 billion; cumulative proceeds from divestment programme since 2014 of €1.4 billion

Year ended 31 December	2015	2014
	€ m	€ m	Change
Sales revenue	23,635	18,912	+25%
EBITDA	2,219	1,641	+35%
Operating profit (EBIT)	1,277	917	+39%
Profit on disposals	101	77
Finance costs, net	(389)	(288)
Equity accounted investments	44	55
Profit before tax	1,033	761

	€ cent	€ cent
Basic earnings per share	89.1	78.9	+13%
Dividend per share	62.5	62.5	No change

Albert Manifold, Chief Executive, said today:

"As a result of good performance from our heritage businesses and contributions from acquisitions, 2015 was a year of significant profit growth for CRH. Strong cash generation resulted in our year-end debt metrics being ahead of target, and we are well on track to restoring these metrics to normalised levels during 2016. Recently there has been some uncertainty about the pace of global growth.  Our focus remains on consolidating and building upon the gains made in 2015, and against this backdrop we believe 2016 will be a year of continued growth for the Group."

Announced Thursday, 3 March 2016
2015 FULL YEAR RESULTS

OVERVIEW

2015 was a year of growth for CRH, with continued positive momentum in the Americas and more mixed market conditions in Europe. With the benefit of more normal weather patterns in the Americas at the start of the year compared with 2014 and the favourable conditions through to the end of the year in all markets, together with currency translation benefits, sales of €23.6 billion for the period were 25% ahead of 2014. The businesses acquired from Lafarge and Holcim (the "LH Assets" - see page 11) made a strong contribution and post-acquisition sales and EBITDA were ahead of expectations.

On a continuing operations basis, excluding the impact of divestments and of the LH Assets and with the benefit of positive currency impacts, sales were 17% higher than 2014 (see page 29). An increase of 30% in the Americas reflected the strength of the US dollar versus the euro and the continued positive momentum in construction markets, while sales from continuing operations in Europe were 3% ahead of last year. Profits and margins from continuing operations increased in all six segments with good operating leverage also delivered. EBITDA from continuing operations in the Americas was 51% ahead of 2014, with our continuing European operations delivering EBITDA growth of 4%.

The LH Assets delivered profits ahead of expectations in the post-acquisition period, with reported EBITDA of €171 million stated after charging transaction/one-off costs of €197 million. Including this contribution, and the impact of divestments, EBITDA for the year amounted to €2,219 million, a 35% increase on 2014 and ahead of the guidance provided in the Interim Management Statement on 19 November 2015.

Depreciation and amortisation charges in 2015 amounted to €898 million (2014: €675 million). In addition, an impairment charge of €44 million (2014: €49 million) was recognised in 2015 in respect of the carrying value of certain property, plant and equipment, intangible and financial assets.

Divestments and asset disposals during the year generated total profit on disposals of €101 million, an increase of €24 million compared with 2014.

The Group's share of profits from equity accounted entities at €44 million (2014: €55 million) reflected the disposal of certain investments late in 2014 and in 2015, in addition to a mixed outturn across our markets.

With net finance costs of €389 million (2014: €288 million), the Group reported profit before tax of €1,033 million in 2015 (2014: €761 million). Earnings per share (EPS) for the period were 13% higher than last year at 89.1c (2014: 78.9c); the impact of higher profits was partly offset by the increase in weighted average number of shares in issue to 812.3 million (2014: 737.6 million) following the placing of approximately 74 million shares in early February 2015. The EPS of 89.1c includes the impact of the €197 million transaction/one-off costs related to the acquisition of the LH Assets; without these costs EPS would have been 111.8c.

Note 2 on Page 17 analyses the key components of 2015 performance.

DIVIDEND

The Board is recommending a final dividend of 44c per share, in line with the final dividend for 2014. This gives a total dividend of 62.5c for the year, maintained at last year's level and covered 1.4 times by the EPS of 89.1c for 2015.

It is proposed to pay the final dividend on 6 May 2016 to shareholders registered at the close of business on 11 March 2016. A scrip dividend alternative will be offered to shareholders.

FINANCE

Total net finance costs rose to €389 million (2014: €288 million), reflecting the higher average debt during the year together with a charge of €38 million for the early redemption of a portion of the US dollar bonds maturing in 2016. The early redemption results in overall net interest savings for the Group in 2015 and 2016. Finance costs for the year also included discount unwinding and pension-related financial expenses of €56 million (2014: €42 million); excluding these one-off and non-cash expenses, net debt-related interest amounted to €295 million (2014: €246 million).

The tax charge of €304 million for the year (2014: €177 million) equated to an effective tax rate (tax charge as a % of pre-tax profit) of 29.4%, compared with 23.2% in 2014. The effective tax rate is influenced by the one-off charges related to the LH Assets transaction that are substantially non tax deductible; excluding these, the underlying effective tax rate was 25.8%.

Reflecting our continued strong focus on cash management, the Group generated operating cash flow of €1.3 billion for the year (2014: €0.9 billion) and year-end net debt, at €6.6 billion, was below the guidance provided in November. Net debt to EBITDA was 3.0x (2014: 1.5x) and, based on net debt-related interest costs, EBITDA/interest cover for 2015 was 7.5x (2014: 6.7x). Given the level of proceeds already realised to date under our divestment programme, and with the Group's strong track record in converting a significant proportion of its EBITDA into operating cash flow, we are on track to deliver on our commitment to restoring our debt metrics to normalised levels in 2016.

The Group took advantage of the low interest rate environment in 2015 to raise the equivalent of over €2.5 billion in the debt capital markets during the year. In May, a total of US$1.75 billion dollar bonds were issued, comprising a US$1.25 billion 10-year bond at a coupon rate of 3.875% and a US$0.5 billion 30-year bond at a coupon rate of 5.125%. Part of the proceeds from these US dollar issues was used to make an early redemption of US$0.97 billion of the total US$1.6 billion bonds due in 2016. In December, a €600 million 8-year bond was issued with a coupon of 1.875% along with a 14-year GB£400 million bond with a coupon of 4.125%.

The bond issues reflect CRH's commitment to prudent management of our debt and the timing of the related maturities and also to maintaining an investment grade credit rating.

The Group ended 2015 in a very strong financial position with total liquidity at end 2015 of €5.6 billion comprising €2.5 billion of cash and cash equivalents on hand and €3.1 billion of undrawn committed facilities, €2.8 billion of which do not mature until 2020.

CAPITAL EFFICIENCY

During 2015, the Group completed 20 bolt-on acquisition and investment transactions. These deals, together with the acquisition of the LH Assets, the C.R. Laurence acquisition and net deferred consideration payments, brought development spend for 2015 to approximately €8 billion.

In Europe, 4 bolt-on acquisitions and one investment with a total cost of c.€20 million were completed. Our Lightside business completed one acquisition in Australia and a small further investment in the Netherlands, accelerating the introduction of the Cubis access chamber range to Australia's growing market and adding annualised sales of c.€24 million. Our Heavyside operations set up a new joint venture with its existing readymixed concrete operations in St. Petersburg, Russia in addition to acquiring a concrete paviour production plant in Poland. Our Distribution business acquired the plumbing operations of a steel and tool merchant in the Bern area of Switzerland.

10 bolt-on acquisitions and two investments were completed by our Americas Materials Division in 2015 adding annualised sales of c.US$200 million and over 253 million tonnes of aggregates reserves. Our Americas Products Division completed 3 transactions in 2015 adding annualised sales of c.US$55 million.

A total of 30 divestments, together with asset disposals during the year, generated proceeds of c.€1.0 billion; the largest of which was the sale of the clay and concrete products operations in the UK and the Group's clay business in the US for €0.43 billion, bringing the cumulative proceeds from the divestment programme since mid-2014 to c.€1.4 billion.

Our Europe Heavyside business completed 13 further divestments in 2015, the largest of which was the disposal of CRH's 25% equity stake in its Israeli operation. Other disposals comprised a number of non-core readymixed concrete and concrete products businesses. One small disposal was completed by the Europe Lightside Division, while the Distribution Division disposed of its 45% stake in Doras, a builders merchant in France.

In the Americas, our Materials Division disposed of five non-core operations. Our Products Division sold six operations across the United States, including the disposal of Merchants Metals, a national distributor of fencing systems and perimeter control products. The Products Division also divested of all of its businesses in Argentina and Chile.

We remain focused on optimising our portfolio to meet our financial objectives and prioritising the allocation and reallocation of capital to support profitable growth.

OUTLOOK

The backdrop in Europe is expected to be broadly stable in 2016, although there are regional variations. We expect markets in Switzerland, Belgium, Germany and France to be flat. Continued growth is expected in the UK, Ireland and the Netherlands, and we are seeing positive trends in Poland and Finland. We expect the US economy to continue to grow in 2016 at a pace similar to recent trends. Funding for infrastructure is expected to increase moderately with improving State finances and the passing in 2015 of a new federal programme (FAST) which secures highway funding until 2020. We expect continued growth in US housing construction and that non-residential construction will also show gains. In Canada, we expect current good demand to continue in the Ontario market, while the Quebec market will remain subdued. Overall, we expect the market in Canada to be steady in 2016. In Asia, we expect continued good growth in the Philippines driven by residential and infrastructure demand.

As a result of good performance from our heritage businesses and contributions from acquisitions, 2015 was a year of significant profit growth for CRH. Strong cash generation resulted in our year-end debt metrics being ahead of target, and we are well on track to restoring these metrics to normalised levels during 2016. Recently there has been some uncertainty about the pace of global growth.  Our focus remains on consolidating and building upon the gains made in 2015, and against this backdrop we believe 2016 will be a year of continued growth for the Group.

EUROPE HEAVYSIDE

	%			Total	Analysis of change
€ million	Change	2015	2014	Change	Organic	Acquisitions	Divestments	Restructuring/ Impairment	Pensions/ CO2	Exchange
Sales revenue	-8%	3,607	3,929	-322	-30	+5	-386	-	-	+89
EBITDA*	-12%	334	380	-46	+1	-	-62	+9	-3	+9
Operating profit*	-11%	135	151	-16	+7	-	-45	+18	-3	+7
EBITDA/sales		9.3%	9.7%
Op. profit/sales		3.7%	3.8%
*EBITDA and operating profit exclude profit on disposals Pension restructuring gains amounted to €4 million (2014: nil) Gains from CO2 trading amounted to €2 million (2014: €9 million)						Restructuring costs amounted to €6 million (2014: €15 million) Impairment charges of €26 million were incurred (2014: €35 million)

2015 was characterised by mixed trends across our major European markets with challenging market conditions in our businesses in Switzerland, France, Germany and Finland offsetting increased activity in Ireland, Poland, Denmark and the Netherlands. As a result, like-for-like sales for the year were slightly behind 2014, with like-for-like EBITDA broadly in line with 2014 due to ongoing cost savings initiatives and improved capacity utilisation. While reported margins for 2015 were slightly behind 2014, margins for Heavyside's continuing operations (excluding the impact of divestments and one-off items), were ahead of last year. In addition to the divestment of the UK's clay and products operations, Heavyside completed 13 divestments in 2015. The commentary below excludes the impact of these divestments.

Western Europe (55% of EBITDA)
The strong Swiss franc created challenging market conditions in Switzerland. Combined with the slight slowdown in residential construction and decline in infrastructure spend, this resulted in pricing pressure in all markets. Sales volumes in both our cement and downstream businesses declined, and operating profit was below 2014.

In Belgium, our cement and readymixed concrete businesses continue to face competitive trading conditions while curtailed public spending and lower exports to France affected our landscaping business in particular. Our structural concrete business has seen some improvement in sales, however operating profit was flat. Construction activity in the Netherlands improved, mainly due to strong growth in the residential market. This was reflected in sales and operating profit growth in our structural concrete business. While sales of other products were adversely impacted by the competitive trading environment, ongoing cost reduction programmes resulted in improved operating profit.

In Ireland, construction growth was supported by improvements across all sectors, primarily non-residential, albeit from a low base. While cement volumes grew by 17%, pricing was under pressure in competitive markets. With the benefit of higher volumes and the positive impact of cost savings initiatives in previous years, operating profit was ahead of 2014.

With the benefit of a continued strong non-residential market and growth in new residential construction in Denmark, both volumes and prices in our structural concrete business improved. Sales and operating profit were ahead of 2014.

Volumes in our concrete products businesses in Germany and France were under pressure as lower government spending contributed to subdued construction markets. While sales declined, the effect on operating profit has been moderate due to vigorous implementation of cost reduction programmes. Overall, the macro-economic situation in Spain has stabilised but there are some regional variations. In the regions in which we operate, both cement and readymixed concrete volumes have been under pressure with difficult trading conditions, resulting in sales below 2014. However, operating results have shown improvement due to ongoing cost reductions.

Eastern Europe (45% of EBITDA)
In Poland, cement volumes improved, with growing momentum in the second half of the year; however prices remained under pressure with overcapacity in the market. Both sales and operating profit were ahead of the prior year with the benefit of cost savings, disposal of non-performing assets and increased readymixed concrete activity.

Construction activity in Finland was somewhat down in 2015, and our cement operations reported a 6% decline in volumes, with pricing also under pressure. Readymixed concrete volumes were also lower than 2014 while aggregates and the concrete products businesses have benefited from a number of large projects. With the benefit of cost and efficiency initiatives, overall operating profit was ahead of 2014.

Our Ukraine operations are based in the West of the country, which continues to be less impacted than Eastern Ukraine by the ongoing political conflict. Cement volumes were up 2% year-on-year, with volume growth of 8% in the second half of the year compensating for a slower start to 2015. Local inflation negatively impacted input costs and operating profit was lower than last year impacted by the weakening of the local currency.

EUROPE LIGHTSIDE
	%			Total	Analysis of change
€ million	Change	2015	2014	Change	Organic	Acquisitions	Restructuring	Exchange
Sales revenue	+5%	961	913	+48	+3	+12	-	+33
EBITDA*	+6%	100	94	+6	+2	-	-	+4
Operating profit*	+6%	75	71	+4	-	-	-	+4
EBITDA/sales		10.4%	10.3%
Op. profit/sales		7.8%	7.8%
*EBITDA and operating profit exclude profit on disposals					Restructuring costs amounted to €5 million (2014: €5 million)

Europe Lightside saw further growth in 2015 with total sales 5% ahead, reflecting a good performance in key markets and the benefit of favourable weather conditions in the second half of the year. The UK market experienced growth, particularly in residential construction. Market circumstances in France and the Netherlands remained challenging, while overall activity in Germany, Belgium and Switzerland was relatively stable. Export markets outside of Europe were robust. With the benefit of new product innovation and process improvements, operating profit increased.

Construction Accessories (60% of EBITDA)

Construction Accessories supplies a broad range of connecting, fixing and anchor systems to the construction industry. Like-for-like sales grew by 2% in 2015, with an increase in operating profit. Engineered Accessories benefited from new product innovation and favourable market conditions in the UK. Our businesses in Germany and the UK continued to deliver growth in operating profit. Our Swiss business recorded stable sales and profits in spite of the negative exchange rate impact on market demand. Building Site Accessories results were mixed, with a satisfactory performance in the UK, Belgium, the Netherlands and Spain offset by more difficult trading in Germany and France. The German Building Site Accessories business was divested at the end of 2015. The Southeast Asia business was affected by more difficult trading conditions and exchange rate effects but recorded an improvement in operating profit.

Shutters & Awnings (25% of EBITDA)

Shutters & Awnings is focused on the attractive RMI and residential end-use segments. Overall, like-for-like sales increased by 4% and the business achieved higher operating profit. Our German awnings businesses benefited from the introduction of new products and favourable weather conditions, and recorded significant growth in both sales and profits. The German Shutters business recorded stable sales and substantially higher profits as a result of previous restructuring measures. The UK business also showed improved sales and margins. Our business in the Netherlands recorded a stable and satisfactory performance in a relatively flat RMI market.

Fencing & Cubis Access Chambers (15% of EBITDA)

Our Permanent Fencing business continued to experience difficult trading conditions, especially in the non-residential markets in the Netherlands and Germany and some export markets. Profits were also affected by restructuring measures in Germany. Against a backdrop of mixed markets, Mobile Fencing recorded strong growth in sales and profits through various commercial and operational excellence measures. The innovation focused Cubis access chambers business had another good year despite some challenges in France, increasing sales and operating profits due to strong UK demand and a positive contribution from the newly acquired business in Australia.

EUROPE DISTRIBUTION

	%			Total	Analysis of change
€ million	Change	2015	2014	Change	Organic	Acquisitions	Restructuring/ Impairment	Swiss Fine	Exchange
Sales revenue	+4%	4,158	3,999	+159	-21	+27	-	-	+153
EBITDA*	-10%	171	190	-19	+4	+1	-	-32	+8
Operating profit*	-16%	94	112	-18	+10	-	-1	-32	+5
EBITDA/sales		4.1%	4.8%
Op. profit/sales		2.3%	2.8%
*EBITDA and operating profit exclude profit on disposals					Restructuring costs amounted to €4 million (2014: €4 million) Impairment charges of €1 million were incurred (2014: nil)

The market backdrop for Distribution remained mixed in 2015, with improving sentiment in the Netherlands partly offset by weaker markets in France and Switzerland, leaving full year organic sales flat on 2014. Swiss sales in particular were negatively impacted by a softening residential market and exchange rate movements. Encouraging sales in our Dutch businesses have been driven by a recovery in new residential markets together with commercial excellence initiatives to drive market share growth, particularly in our general merchants business. Excluding the impact of the provision for the Swiss Competition Commission fine of €32 million overall profitability was ahead of the prior year with performance improvement and cost savings measures offsetting challenging markets.

Professional Builders Merchants (45% of EBITDA)

Like-for-like results for our wholly-owned professional builders merchants business, which operates 347 branches in six countries, were slightly behind 2014 with pricing pressure in competitive markets a feature in 2015. Sales ended slightly behind 2014 partly due to strong prior year comparatives which benefited from very mild weather in Q1 2014. Our Swiss business experienced a difficult market environment in 2015 due to a softening of residential activity and the negative market impact of the Swiss National Bank decision in early 2015 to unpeg the Swiss franc to the euro. Margin improvement initiatives together with cost savings measures helped protect profits to leave results only slightly behind 2014. Sales growth in our Dutch businesses were driven by a recovering new residential market in addition to commercial excellence initiatives to capture market share growth. Strong leverage on these higher sales coming from margin improvement measures (e.g. procurement initiatives, private label growth) and cost savings delivered operating profit progress. Without the recurrence of the very mild weather which benefited the first half of 2014, sales and operating profit in Germany were slightly behind 2014.

DIY (30% of EBITDA)

Our wholly-owned DIY business operates 183 stores in the Netherlands, Germany and Belgium. Overall sales were slightly ahead due to improving sales in our Dutch business with profit progress coming from higher volumes and margins. In the DIY business, which is more exposed to RMI compared to our builders merchants business, sales showed moderate progress with improving consumer confidence a key factor behind the growth in the Dutch market. Strong leverage on these sales from procurement excellence initiatives helped to deliver good operating profit growth in 2015. Germany saw broadly flat sales with very little growth seen in the market. Overall operating profit for DIY was ahead of 2014.

Sanitary, Heating and Plumbing ("SHAP") (25% of EBITDA)
Sales for our SHAP business, which operates 134 branches, were ahead of 2014. Despite very challenging markets in Switzerland, sales ended only slightly behind 2014 with profitability ahead due to margin improvement initiatives, purchasing benefits from a stronger Swiss franc, and cost savings measures. Sales in Belgium showed good progress as we consolidated market share leaving operating profit ahead of prior year. In Germany, the benefit of moderate sales growth was offset by lower margins and profit was broadly in line with 2014. Overall operating profit for our SHAP activities was ahead of 2014 due to higher sales and commercial excellence initiatives.

AMERICAS MATERIALS

	%			Total	Analysis of change
€ million	Change	2015	2014	Change	Organic	Acquisitions	Divestments	Restructuring	Exchange
Sales revenue	+26%	6,400	5,070	+1,330	+342	+80	-95	-	+1,003
EBITDA*	+50%	912	609	+303	+170	+14	-7	+1	+125
Operating profit*	+72%	611	355	+256	+176	+11	-3	+1	+71
EBITDA/sales		14.3%	12.0%
Op. profit/sales		9.5%	7.0%
*EBITDA and operating profit exclude profit on disposals					Restructuring costs amounted to €8 million (2014: €9 million)

2015 was a year of good growth across all regions for Americas Materials, with the benefit of reduced energy costs, along with improved weather patterns in most markets. Trading conditions improved with increased demand in key market areas, led by improved residential and non-residential segments and stable infrastructure. US dollar revenues grew 5% and US dollar EBITDA increased 25% compared to 2014. Positive trends in pricing continued for aggregates and readymixed concrete, with asphalt pricing declines more than offset by lower input costs in 2015.

10 acquisitions and two investments were completed in 2015 at a total cost of €86 million, adding over 253 million tonnes of aggregates reserves, 6 operating quarries, 18 asphalt plants and 1 aggregates terminal, with annual production of 2.3 million tonnes of aggregates and 1.3 million tonnes of asphalt. Business and asset disposals during the year generated proceeds of €109 million.

Energy and related costs: The price of bitumen, a key component of asphalt mix, decreased by 18% in 2015 following a 3% increase in 2014. Prices for diesel and gasoline, important inputs to our aggregates, readymixed concrete and paving operations, decreased by 28% and 29% respectively. The price of energy used at our asphalt plants, consisting of fuel oil, recycled oil, electricity and natural gas, decreased by 25%. Recycled asphalt and shingles accounted for approximately 22% of total asphalt requirements in 2015, lessening demand on virgin bitumen.

Aggregates: Both like-for-like and overall volumes rose 4% from 2014. Average prices increased by 5% on a like-for-like basis and 4% overall compared with 2014. These price and volume increases, together with efficient cost control, resulted in improved margin for our aggregates business.

Asphalt: Volumes increased 6% on a like-for-like basis and 7% overall compared to 2014. Despite price declines of 4%, volume increases together with efficient cost control contributed to an overall asphalt margin expansion.

Readymixed Concrete: Like-for-like volumes increased 2% while total volumes including the impact of acquisitions and divestments were down 1% compared with 2014. Average prices increased 5% on both a like-for-like and an overall basis, contributing to margin expansion for this business.

Paving and Construction Services: With flat federal funding and pockets of increased state infrastructure spending, like-for-like sales increased 6%. Bidding continued to be under pressure in a competitive environment. However, efficient cost controls enabled overall margin to improve slightly in 2015.

Regional Performance

East (70% of EBITDA)

The East region comprises operations in 24 states, the most important of which are Ohio, New York, Florida, Michigan, New Jersey, Pennsylvania and Connecticut. With the benefit of lower bitumen costs, operating profit in the Northeast division increased strongly compared with 2014. The Central division benefited from increased transportation spending in Ohio, along with favourable bitumen costs. Operating profit was also ahead in the Mid-Atlantic division despite closure of coal mines and a slowdown in natural gas exploration in the region. The strong residential and non-residential markets in the Southeast division contributed to higher asphalt and readymixed concrete volumes and better prices resulting in significant margin growth. Overall volumes for the East region were 7% ahead of prior year for aggregates, 11% ahead for asphalt and 1% behind for readymixed concrete.

West (30% of EBITDA)

The West region has operations in 20 states, the most important of which are Utah, Texas, Washington, Kansas, Arkansas and Colorado. With strong operating and overhead cost management across the product lines, all divisions reported significant margin increases. With resilient market growth in Texas in both the public and private sectors, the Southwest division delivered higher margins, while the Northwest division benefited from increased commercial demand. Volumes in the Great Plains division were impacted by state spending cuts which were offset by strengthening residential and commercial sectors. Overall West volumes were flat for aggregates and decreased 2% from 2014 for both asphalt and readymixed concrete respectively.

AMERICAS PRODUCTS

	%			Total	Analysis of change
€ million	Change	2015	2014	Change	Organic	Acquisitions	Divestments	Restructuring/ Impairment	Exchange
Sales revenue	+20%	3,862	3,225	+637	+246	+196	-374	-	+569
EBITDA*	+49%	391	263	+128	+67	+29	-31	+13	+50
Operating profit*	+72%	249	145	+104	+68	+15	-21	+10	+32
EBITDA/sales		10.1%	8.2%
Op. profit/sales		6.4%	4.5%
*EBITDA and operating profit exclude profit on disposals					Restructuring costs amounted to €5 million (2014: €18 million) Impairment charges of €17 million were incurred (2014: €14 million)

Our Products business in the Americas is located in the United States and Canada. Trading results improved due to an ongoing pick-up in US macroeconomic fundamentals, including stronger labour markets and consumer confidence, which have strengthened private new residential construction and RMI. The non-residential construction sector also performed strongly in 2015, with the Southern and Western markets particularly strong. Input cost inflation was more than offset by the effects of improved operational efficiencies, procurement initiatives, favourable product mix and targeted price increases. Combined with the added benefits of cost reduction initiatives, Americas Products achieved a 24% increase in US$ EBITDA and margins improved.

In 2015, we acquired C.R. Laurence ("CRL"), a highly complementary platform for our BuildingEnvelope® group ("OBE") together with three bolt-on acquisitions at a total cost of €1.2 billion. CRL is the leading North American manufacturer and supplier of custom door hardware and glazing installation products. OBE and CRL expect to generate synergies through integrated supply chains, increased sales to a larger customer base and more efficient fixed costs. The Architectural Products Group's ("APG") acquisition of Anchor Block and Anchor Wall Systems expanded the product capabilities of its core masonry and hardscape business and enhanced APG's market position in the upper Midwest region. In addition to the disposal of the Glen-Gery clay business, nine further divestments together with asset disposals in 2015 generated net proceeds of €155 million.

Architectural Products (50% of EBITDA)

APG is a leading supplier of concrete masonry and hardscape products and has strong national positions in dry mixes and packaged lawn and garden products. In addition to contractor-based new construction, the DIY and professional RMI segments are significant end-users. The business benefited from improving economic fundamentals, which have given rise to increased RMI spend, stronger residential construction, in particular increasing growth in single-family home construction, and recovering non-residential demand. Sales volumes were robust across the US but more muted in Canada, where macroeconomic growth has been less favourable. The strengthening market, together with product innovation and commercial initiatives, drove gains across nearly all product channels resulting in an increase in like-for-like sales compared with 2014. Input costs increased moderately in 2015 but were offset by the impacts of cost reduction measures and selected price improvements. Overall, APG recorded strong improvements in operating profit and margin for the year.

BuildingEnvelope® (30% of EBITDA)

The BuildingEnvelope® group is North America's largest supplier of architectural glass, aluminium glazing systems and custom hardware products to the glass and glazing industry. In 2015, non-residential building activity experienced improved market demand. Sales growth was also driven by ongoing initiatives to gain market share and differentiate the business through innovative products and technology. Organic sales increased and with improved pricing and a more favourable product mix, OBE achieved robust growth in margins and operating profit.

Precast (20% of EBITDA)

The Precast group manufactures a broad range of value-added concrete and polymer-based products primarily for utility infrastructure applications. In addition, the business is a leading manufacturer of accessories to the concrete construction industry. In 2015, with improved demand for both private construction and public infrastructure, the business registered solid sales gains as growth initiatives continued to deliver. Operating profit increases were achieved in most markets across all concrete product lines. Our Enclosures Solutions business realised significantly increased sales and profits, and our construction accessories business also continued to grow and improve. Overall, like-for-like sales rose and operating profit was significantly ahead and backlogs remained strong.

AMERICAS DISTRIBUTION

	%			Total	Analysis of change
€ million	Change	2015	2014	Change	Organic	Restructuring	Exchange
Sales revenue	+26%	2,229	1,776	+453	+102	-	+351
EBITDA*	+33%	140	105	+35	+14	-1	+22
Operating profit*	+34%	111	83	+28	+11	-1	+18
EBITDA/sales		6.3%	5.9%
Op. profit/sales		5.0%	4.7%
*EBITDA and operating profit exclude profit on disposals					Restructuring costs amounted to €1 million (2014: nil)

Americas Distribution, trading as Allied Building Products ("Allied"), experienced solid performance across its activities in 2015, reporting another year of good profit delivery on increased sales. Our Exterior Products and Interior Products divisions, as well as our growing Solar business, continued to advance and benefit from organic sales and profit growth compared to 2014. Performance in our Exterior Products business was led by strong demand in our West Coast markets (California and Oregon), focused growth in Texas and steady volumes in the Northeast (New York / New Jersey / New England). The Mountain (Colorado) market experienced modest setbacks coming off seasonal storm activity in 2014.

The Interior Products business continued to experience volume growth throughout the year. The strongest gains were experienced in our Western markets, Hawaii and California, driven by multi-family construction. Modest declines were experienced in our Mountain (Colorado) and Mid-Atlantic (Carolinas) markets.

In 2015, Allied management remained focused on gross margins in a highly competitive environment, maintaining price discipline while controlling variable costs through continuous improvement and efficiency; the team also achieved significant improvements in our working capital through better procurement and demand planning technologies in conjunction with our maturing regional service area (district) approach. Additionally, the continued simplification of our business processes, the ongoing evolution of our organisational structure and regional service area strategy has helped to drive operating leverage and allow for greater economies of scale as our business and the overall market grows.

While no acquisitions were completed within the Americas Distribution group in 2015, we have continued to build on our organic greenfield and service centre strategy by opening three bolt-on locations within some of our key existing markets. Our service centre model enables us to improve customer service, consolidate fixed costs and more efficiently leverage branch assets. Progress continued to be made in 2015 to increase brand awareness of Tri-Built, our proprietary private label brand, as both sales and product offerings grew. The growth of Tri-Built, combined with the ongoing expansion and improvement of our service centre network continue to differentiate Allied in the marketplace.

Exterior Products (60% of EBITDA)

Exterior Products is largely comprised of commercial and residential roofing, siding and related products, the demand for which is greatly influenced by residential and commercial replacement activity (75% of sales volume is RMI-related). Allied continues to maintain its position as one of the top three roofing and siding distributors in the United States. Growth in 2015 came mainly from the commercial roofing sector which benefited from strong demand, particularly in California and the East Coast metro markets. With pricing discipline maintained in highly competitive markets, the Exterior Products division maintained margins and reported strong sales and operating profit growth over 2014.

Interior Products (40% of EBITDA)

The Interior Products business specialises in the distribution of gypsum wallboard, metal studs and acoustical ceiling systems and related products to specialty contractors. The primary market is new construction, including residential, multi-family and commercial, with limited exposure to the repair and remodel market and low exposure to weather-driven replacement activity. Allied is the third largest distributor of these interior products in the United States. Performance in this business was strong in most markets with increased demand of core products contributing to higher sales and improved operating profit.

LH Assets
	Analysis by Region
€ million	2015	Western Europe	CEE	Americas	Asia	Transaction/ One-off costs
Sales revenue	2,418	1,464	186	617	151	-
EBITDA*	171	183	51	100	34	(197)
Operating profit*	2	85	22	67	25	(197)
EBITDA/sales	7.1%	12.5%	27.4%	16.2%	22.5%	-
Op. profit/sales	0.1%	5.8%	11.8%	10.9%	16.6%	-
*EBITDA and operating profit exclude profit on disposals			Transaction costs of €144 million and other one-off costs of €53 million

The acquisition of assets in 11 countries from Lafarge and Holcim ("LH Assets") for a total consideration of €6.5 billion was completed on 31 July 2015 (European and American assets) and 15 September (the Philippines), adding four regional platforms for CRH, in Western Europe, Central and Eastern Europe ("CEE"), Americas (mainly Canada) and Asia (mainly the Philippines). Three countries, the UK, Canada and the Philippines account for c.70% of the results.

Trading results for these businesses for the five month post-acquisition period ended 31 December 2015 were ahead of expectations. Strong performances were reported in the UK, CEE and the Philippines, with growth in volumes and reduced input costs driving solid sales and operating profit performance. Canada's performance was in line with expectations. More challenging market conditions were experienced in France, Germany and Brazil.

At the time of acquisition, CRH indicated that it expected €90 million in synergies over three years; since completion of the acquisition, we have identified additional potential operational efficiencies and now expect to realise up to €120 million in synergies over the three year period.

Western Europe

Construction activity in the UK showed strong growth trends in 2015 with the pace moderating slightly in the second half of the year. This positive backdrop is reflected in sales volumes and price growth in all our major business lines. Lower input costs also contributed to a strong operating profit performance.

In France, the cement and readymixed concrete operations faced difficult conditions as continued market slowdown resulted in an 8% decline in cement market volumes for the year. The challenging market conditions have also negatively impacted prices. A focus on cost reduction initiatives across all product lines has limited the operating profit impact.

Cement volumes were also under pressure in Germany reflecting a combination of regional market declines and project delays with a resultant impact on cement prices which were slightly lower than expected in 2015.

Central & Eastern Europe

Construction activity in Romania increased in 2015 driven by residential and non-residential market growth. This positive growth drove strong sales and operating profit performance in the post-acquisition period.

EBITDA margins in Serbia were strong; however, pricing remains challenging due to overcapacity and import pressure. Our operations in North Danube (Hungary and Slovakia) are trading favourably, supported by a modest recovery in construction activity in this region.

Canada

Regional variations in key operational geographies produced mixed results for our businesses in Canada which are located primarily in Quebec and Ontario. Continued government investment in large-scale public infrastructure projects and stable demand for residential housing delivered positive results across all segments in the core Ontario market. Cement exports increased with favourable pricing as the US recovery took hold. In contrast, excess capacity and a reduction in available bid work created pressure on volume and price in the Quebec / Atlantic markets.

Asia

Construction activity in the Philippines showed favourable growth trends during 2015. This positive growth is reflected in higher volumes and prices contributing to a robust operating performance in 2015.

Brazil

The Brazilian construction market suffered in 2015 as the country struggled with significant economic, financial and political problems.

CONSOLIDATED INCOME STATEMENT

For the financial year ended 31 December 2015

	2015	2014
	€ m	€ m
Revenue	23,635	18,912
Cost of sales	(16,394)	(13,427)
Gross profit	7,241	5,485
Operating costs	(5,964)	(4,568)
Group operating profit	1,277	917
Profit on disposals	101	77
Profit before finance costs	1,378	994
Finance costs	(303)	(254)
Finance income	8	8
Other financial expense	(94)	(42)
Share of equity accounted investments' profit	44	55
Profit before tax	1,033	761
Income tax expense	(304)	(177)
Group profit for the financial year	729	584

Profit attributable to:
Equity holders of the Company	724	582
Non-controlling interests	5	2
Group profit for the financial year	729	584

Earnings per Ordinary Share
Basic	89.1c	78.9c
Diluted	88.7c	78.8c

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME For the financial year ended 31 December 2015
Group profit for the financial year	729	584
Other comprehensive income
Items that may be reclassified to profit or loss in subsequent years:
Currency translation effects	661	599
Losses relating to cash flow hedges	(2)	(6)
	659	593
Items that will not be reclassified to profit or loss in subsequent years:
Remeasurement of retirement benefit obligations	203	(414)
Tax on items recognised directly within other comprehensive income	(30)	69
	173	(345)

Total other comprehensive income for the financial year	832	248
Total comprehensive income for the financial year	1,561	832

Attributable to:
Equity holders of the Company	1,538	830
Non-controlling interests	23	2
Total comprehensive income for the financial year	1,561	832

CONSOLIDATED BALANCE SHEET

As at 31 December 2015

	2015	2014
	€ m	€ m
ASSETS
Non-current assets
Property, plant and equipment	13,062	7,422
Intangible assets	7,820	4,173
Investments accounted for using the equity method	1,317	1,329
Other financial assets	28	23
Other receivables	149	85
Derivative financial instruments	85	87
Deferred income tax assets	149	171
Total non-current assets	22,610	13,290

Current assets
Inventories	2,873	2,260
Trade and other receivables	3,977	2,644
Current income tax recoverable	5	15
Derivative financial instruments	24	15
Cash and cash equivalents	2,518	3,262
Assets held for sale	-	531
Total current assets	9,397	8,727
Total assets	32,007	22,017

EQUITY
Capital and reserves attributable to the Company's equity holders
Equity share capital	281	253
Preference share capital	1	1
Share premium account	6,021	4,324
Treasury Shares and own shares	(28)	(76)
Other reserves	240	213
Foreign currency translation reserve	700	57
Retained income	5,800	5,405
	13,015	10,177
Non-controlling interests	529	21
Total equity	13,544	10,198

LIABILITIES
Non-current liabilities
Interest-bearing loans and borrowings	8,465	5,419
Derivative financial instruments	5	3
Deferred income tax liabilities	2,023	1,305
Other payables	410	257
Retirement benefit obligations	588	711
Provisions for liabilities	603	257
Total non-current liabilities	12,094	7,952

Current liabilities
Trade and other payables	4,761	2,894
Current income tax liabilities	401	154
Interest-bearing loans and borrowings	756	447
Derivative financial instruments	19	20
Provisions for liabilities	432	139
Liabilities associated with assets classified as held for sale	-	213
Total current liabilities	6,369	3,867
Total liabilities	18,463	11,819
Total equity and liabilities	32,007	22,017

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the financial year ended 31 December 2015

	Attributable to the equity holders of the Company
			Treasury		Foreign
	Issued	Share	Shares/		currency		Non-
	share	premium	own	Other	translation	Retained	controlling	Total
	capital	account	shares	reserves	reserve	income	interests	equity
	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m

At 1 January 2015	254	4,324	(76)	213	57	5,405	21	10,198
Group profit for 2015	-	-	-	-	-	724	5	729
Other comprehensive income	-	-	-	-	643	171	18	832
Total comprehensive income	-	-	-	-	643	895	23	1,561
Issue of share capital (net of expenses)	28	1,697	-	-	-	-	-	1,725
Share-based payment expense	-	-	-	27	-	-	-	27
Treasury/own shares reissued	-	-	51	-	-	(51)	-	-
Shares acquired by the Employee Benefit Trust (own shares)	-	-	(3)	-	-	-	-	(3)
Tax relating to share-based payment expense	-	-	-	-	-	5	-	5
Share option exercises	-	-	-	-	-	57	-	57
Dividends (including shares issued in lieu of dividends)	-	-	-	-	-	(511)	(4)	(515)
Non-controlling interest arising on acquisition of subsidiaries	-	-	-	-	-	-	489	489
At 31 December 2015	282	6,021	(28)	240	700	5,800	529	13,544

For the financial year ended 31 December 2014

At 1 January 2014	252	4,219	(118)	197	(542)	5,654	24	9,686
Group profit for 2014	-	-	-	-	-	582	2	584
Other comprehensive income	-	-	-	-	599	(351)	-	248
Total comprehensive income	-	-	-	-	599	231	2	832
Issue of share capital (net of expenses)	2	105	-	-	-	-	-	107
Share-based payment expense	-	-	-	16	-	-	-	16
Treasury/own shares reissued	-	-	42	-	-	(42)	-	-
Share option exercises	-	-	-	-	-	22	-	22
Dividends (including shares issued in lieu of dividends)	-	-	-	-	-	(460)	(4)	(464)
Acquisition of non-controlling interests	-	-	-	-	-	-	(1)	(1)
At 31 December 2014	254	4,324	(76)	213	57	5,405	21	10,198

CONSOLIDATED STATEMENT OF CASH FLOWS
For the financial year ended 31 December 2015

	2015	2014
	€ m	€ m
Cash flows from operating activities
Profit before tax	1,033	761
Finance costs (net)	389	288
Share of equity accounted investments' profit after tax	(44)	(55)
Profit on disposals	(101)	(77)
Group operating profit	1,277	917
Depreciation charge	843	631
Amortisation of intangible assets	55	44
Impairment charge	44	49
Share-based payment expense	27	16
Other (primarily pension payments)	(47)	(66)
Net movement on working capital and provisions	585	35
Cash generated from operations	2,784	1,626
Interest paid (including finance leases)	(302)	(262)
Corporation tax paid	(235)	(127)
Net cash inflow from operating activities	2,247	1,237

Cash flows from investing activities
Proceeds from disposals (net of cash disposed and deferred proceeds)	889	345
Interest received	8	8
Dividends received from equity accounted investments	53	30
Purchase of property, plant and equipment	(882)	(435)
Acquisition of subsidiaries (net of cash acquired)	(7,296)	(151)
Other investments and advances	(19)	(3)
Deferred and contingent acquisition consideration paid	(59)	(26)
Net cash outflow from investing activities	(7,306)	(232)

Cash flows from financing activities
Proceeds from issue of shares (net)	1,593	-
Proceeds from exercise of share options	57	22
Acquisition of non-controlling interests	-	(1)
Increase in interest-bearing loans, borrowings and finance leases	5,633	901
Net cash flow arising from derivative financial instruments	47	(11)
Premium paid on early redemption	(38)	-
Treasury/own shares purchased	(3)	-
Repayment of interest-bearing loans, borrowings and finance leases	(2,744)	(934)
Dividends paid to equity holders of the Company	(379)	(353)
Dividends paid to non-controlling interests	(4)	(4)
Net cash inflow/(outflow) from financing activities	4,162	(380)
(Decrease)/increase in cash and cash equivalents	(897)	625

Reconciliation of opening to closing cash and cash equivalents
Cash and cash equivalents at 1 January	3,295	2,540
Translation adjustment	120	130
(Decrease)/increase in cash and cash equivalents	(897)	625
Cash and cash equivalents at 31 December	2,518	3,295

Reconciliation of opening to closing net debt
Net debt at 1 January	(2,492)	(2,973)
Debt in acquired companies	(175)	(7)
Debt in disposed companies	20	-
Increase in interest-bearing loans, borrowings and finance leases	(5,633)	(901)
Net cash flow arising from derivative financial instruments	(47)	11
Repayment of interest-bearing loans, borrowings and finance leases	2,744	934
(Decrease)/increase in cash and cash equivalents	(897)	625
Mark-to-market adjustment	(1)	(3)
Translation adjustment	(137)	(178)
Net debt at 31 December	(6,618)	(2,492)

SUPPLEMENTARY INFORMATION

Selected Explanatory Notes to the Consolidated Financial Statements
1. Basis of Preparation and Accounting Policies

Basis of Preparation
The financial information presented in this report has been prepared in accordance with the Group's accounting policies under International Financial Reporting Standards (IFRS) as adopted by the European Union and as issued by the International Accounting Standards Board (IASB).

Certain prior year disclosures have been amended to conform to current year presentation.

Adoption of new IFRS and/or IFRICs
A number of amendments to existing IFRS (principally related to clarifications and refinements of definitions) became effective for, and have been applied in preparing, the Group's 2015 financial statements. The application of these amendments did not result in material changes to the Group's Consolidated Financial Statements. Other than these changes, the financial statements have been prepared on a basis consistent with the prior year published financial statements.

Translation of Foreign Currencies
The financial information is presented in euro. Results and cash flows of operations based in non-euro countries have been translated into euro at average exchange rates for the year, and the related balance sheets have been translated at the rates of exchange ruling at the balance sheet date. The principal rates used for translation of results and balance sheets into euro were:

	Average		Year ended 31 December
euro 1 =	2015	2014	2015	2014
US Dollar	1.1095	1.3290	1.0887	1.2141
Pound Sterling	0.7258	0.8062	0.7340	0.7789
Polish Zloty	4.1841	4.1839	4.2639	4.2732
Ukrainian Hryvnia	24.3693	15.8908	26.1434	19.1814
Swiss Franc	1.0679	1.2147	1.0835	1.2024
Canadian Dollar	1.4186	1.4664	1.5116	1.4063
Argentine Peso	10.2803	10.7785	14.0824	10.2645
Turkish Lira	3.0255	2.9068	3.1765	2.8320
Indian Rupee	71.1956	81.0576	72.0215	76.7190
Chinese Renminbi	6.9733	8.1883	7.0608	7.5358
Brazilian Real	3.7004	-	4.3117	-
Romanian Leu	4.4454	-	4.5240	-
Hungarian Forint	309.9956	-	315.9800	-
Serbian Dinar	120.7168	-	121.5612	-
Philippine Peso	50.5217	-	50.9990	-

2. Key Components of 2015 Performance

€ million	Sales revenue	EBITDA(i)	Operating profit	Profit on disposals	Finance costs (net)	Assoc. and JV PAT	Pre-tax profit

2014	18,912	1,641	917	77	(288)	55	761
Exchange effects	2,198	218	137	6	(27)	4	120
2014 at 2015 rates	21,110	1,859	1,054	83	(315)	59	881
- Incremental impact in 2015 of:
- 2014/2015 acquisitions	2,738	215	28	-	(50)	1	(21)
- 2014/2015 divestments	(855)	(100)	(69)	20	6	(10)	(53)
- Restructuring/impairment (ii)	-	22	27	-	-	-	27
- Swiss fine/Pension/CO2 (iii)	-	(35)	(35)	-	-	-	(35)
- Early bond redemption	-	-	-	-	(38)	-	(38)
- Organic	642	258	272	(2)	8	(6)	272
2015	23,635	2,219	1,277	101	(389)	44	1,033

% Total change	25%	35%	39%				36%
% Organic change	3%	14%	26%				31%

(i)     Throughout this report, EBITDA is defined as earnings before interest, tax, depreciation, amortisation, impairment charges, profit on disposals and the Group's share of equity accounted investments' profit after tax.

(ii) Restructuring costs of €29 million were incurred in 2015 (2014: €51 million). Total impairment charges in 2015 were €44 million (2014: €49 million).

(iii)   In July 2015, the Swiss Competition Commission ("ComCo") announced its decision to impose fines of approximately CHF 80 million on the Association of Swiss Wholesalers of the Sanitary Industry (the "Association") and on major Swiss wholesalers including certain subsidiaries of CRH in Switzerland. The full decision of ComCo, setting out the basis of its findings, is expected to be available in March 2016 at which time CRH has the option to appeal the decision to the Federal Administrative Tribunal, and ultimately to the Federal Supreme Court. While the Group is of the view that the position of ComCo is fundamentally ill-founded and that the fine imposed on CRH is unjustified, a provision of €32 million (CHF 34 million), representing the full amount of the fine attributed to the Group's subsidiaries, has been recorded in the year ended 31 December 2015. In addition, pension gains of €4 million arose in 2015 (2014: nil), and gains from CO2 amounted to €2 million, a reduction of €7 million compared with 2014.

3. Share of Equity Accounted Investments' Profit
             The Group's share of joint ventures' and associates' profit after tax is equity accounted and is presented as a single-line item in the Consolidated Income Statement. It is analysed between the principal Consolidated Income                 Statement captions as follows:

	2015	2014
	€ m	€ m
Group share of:
Revenue	1,457	1,441
EBITDA	163	168
Operating profit	81	96
Profit after tax	44	55

Analysis of Group share of profit after tax:
Share of joint ventures' profit after tax	41	26
Share of associates' profit after tax	3	29
Share of equity accounted investments' profit after tax	44	55

4. Segmental Analysis of Revenue, EBITDA, Operating Profit and Total Assets
               During 2015, the Group was organised into the following segments: Europe Heavyside, Europe Lightside, Europe Distribution, Americas Materials, Americas Products, Americas Distribution and LH Assets. No operating                segments have been aggregated to form these segments.

	2015		2014
	€ m	%	€ m	%
Revenue
Europe Heavyside	3,607	15.3	3,929	20.8
Europe Lightside	961	4.1	913	4.8
Europe Distribution	4,158	17.6	3,999	21.1
Americas Materials	6,400	27.1	5,070	26.8
Americas Products	3,862	16.3	3,225	17.1
Americas Distribution	2,229	9.4	1,776	9.4
LH Assets	2,418	10.2	-	-
	23,635	100.0	18,912	100.0
EBITDA
Europe Heavyside	334	15.1	380	23.2
Europe Lightside	100	4.5	94	5.7
Europe Distribution	171	7.7	190	11.6
Americas Materials	912	41.1	609	37.1
Americas Products	391	17.6	263	16.0
Americas Distribution	140	6.3	105	6.4
LH Assets*	171	7.7	-	-
	2,219	100.0	1,641	100.0
Depreciation, amortisation and impairment
Europe Heavyside	199	21.1	229	31.6
Europe Lightside	25	2.6	23	3.2
Europe Distribution	77	8.2	78	10.8
Americas Materials	301	32.0	254	35.1
Americas Products	142	15.1	118	16.3
Americas Distribution	29	3.1	22	3.0
LH Assets	169	17.9	-	-
	942	100.0	724	100.0
Operating profit
Europe Heavyside	135	10.6	151	16.5
Europe Lightside	75	5.9	71	7.7
Europe Distribution	94	7.3	112	12.2
Americas Materials	611	47.8	355	38.7
Americas Products	249	19.5	145	15.8
Americas Distribution	111	8.7	83	9.1
LH Assets*	2	0.2	-	-
	1,277	100.0	917	100.0
Profit/(loss) on disposals
Europe Heavyside	97		38
Europe Lightside	(23)		1
Europe Distribution	8		6
Americas Materials	24		11
Americas Products	(11)		20
Americas Distribution	2		1
LH Assets	4		-
	101		77

              * After charging transaction costs of €144 million (see Note 11 on page 25) and other one-off costs of €53 million

4. Segmental Analysis of Revenue, EBITDA, Operating Profit and Total Assets - continued

	2015		2014
	€ m	%	€ m	%
Reconciliation of Group operating profit to profit before tax:
Group operating profit (analysed on page 18)	1,277		917
Profit on disposals	101		77
Profit before finance costs	1,378		994
Finance costs less income	(295)		(246)
Other financial expense	(94)		(42)
Share of equity accounted investments' profit	44		55
Profit before tax	1,033		761

Total assets
Europe Heavyside	3,802	13.6	3,864	23.3
Europe Lightside	767	2.8	761	4.6
Europe Distribution	2,238	8.0	2,221	13.4
Americas Materials	6,933	24.9	6,245	37.7
Americas Products	4,146	14.9	2,542	15.3
Americas Distribution	1,095	3.9	951	5.7
LH Assets	8,900	31.9	-	-
	27,881	100.0	16,584	100.0
Reconciliation to total assets as reported in the Consolidated Balance Sheet:
Investments accounted for using the equity method	1,317		1,329
Other financial assets	28		23
Derivative financial instruments (current and non-current)	109		102
Income tax assets (current and non-current)	154		186
Cash and cash equivalents	2,518		3,262
Assets held for sale	-		531
Total assets	32,007		22,017

5. Seasonality
                Activity in the construction industry is characterised by cyclicality and is dependent to a considerable extent on the seasonal impact of weather in the Group's operating locations, with activity in some markets reduced                 significantly in winter due to inclement weather. First-half sales accounted for 40% of full-year 2015 (2014: 44%) and 44% excluding the LH Assets, while EBITDA for the first six months of 2015 represented 25% of the full-                year out-turn (2014: 31%) and 27% excluding the LH Assets.

6. Net Finance Costs

	2015	2014
	€ m	€ m
Finance costs	303	254
Finance income	(8)	(8)
Other financial expense	94	42
Total net finance costs	389	288

Net finance costs on interest-bearing loans and borrowings and cash and cash equivalents	294	258
Net cost/(credit) re change in fair value of derivatives	1	(12)
Net debt-related interest costs	295	246
Premium paid on early debt redemption	38	-
Net pension-related finance cost	17	14
Charge to unwind discount on provisions/deferred consideration	39	28
Total net finance costs	389	288

7. Net Debt

	Fair value	Book value	Fair value	Book value
	2015		2014
Net debt	€ m	€ m	€ m	€ m
Non-current assets
Derivative financial instruments	85	85	87	87
Current assets
Derivative financial instruments	24	24	15	15
Cash and cash equivalents*	2,518	2,518	3,295	3,295
Non-current liabilities
Interest-bearing loans and borrowings	(8,737)	(8,465)	(5,845)	(5,419)
Derivative financial instruments	(5)	(5)	(3)	(3)
Current liabilities
Interest-bearing loans and borrowings	(789)	(756)	(457)	(447)
Derivative financial instruments	(19)	(19)	(20)	(20)
Group net debt	(6,923)	(6,618)	(2,928)	(2,492)
Cash at bank and in hand reclassified as held for sale	-	-	(33)	(33)
Group net debt excluding cash reclassified as held for sale	(6,923)	(6,618)	(2,961)	(2,525)

* 2014 includes €33 million of cash and cash equivalents reclassified as held for sale.

Gross debt, net of derivatives, matures as follows:
Within one year		751		452
Between one and two years		778		1,374
Between two and five years		2,600		1,034
After five years		5,007		2,927
Total		9,136		5,787

7. Net Debt - continued

Liquidity information - borrowing facilities
           The Group manages its borrowing ability by entering into committed borrowing agreements. Revolving committed bank facilities are generally available to the Group for periods of up to five years from the date of inception. The            undrawn committed facilities available as at the balance sheet date, in respect of which all conditions precedent had been met, mature as follows:

	2015	2014
	€ m	€ m
Within one year	31	22
Between one and two years	220	-
Between two and five years	2,837	2,641
After five years	-	-
	3,088	2,663

             Lender covenants
            The Group's major bank facilities and debt issued pursuant to Note Purchase Agreements in private placements require the Group to maintain certain financial covenants. Non-compliance with financial covenants would give              the relevant lenders the right to terminate facilities and demand early repayment of any sums drawn thereunder thus altering the maturity profile of the Group's debt and the Group's liquidity. Calculations for financial covenants               are completed for twelve-month periods half-yearly on 30 June and 31 December. The Group was in full compliance with its financial covenants throughout each of the periods presented. The Group is not aware of any stated               events of default as defined in the Agreements. The financial covenants are:

(1)    Minimum interest cover defined as PBITDA/net interest (all as defined in the relevant agreement) cover at no lower than 4.5 times (2014: 4.5 times). As at 31 December 2015, the ratio was 8.5 times (2014: 7.0 times).

(2)    Minimum net worth defined as total equity plus deferred tax liabilities and capital grants less repayable capital grants being in aggregate no lower than €5.6 billion (2014: €5.0 billion) (such minimum being adjusted for foreign exchange translation impacts). As at 31 December 2015, net worth (as defined in the relevant agreement) was €15.6 billion (2014: €11.5 billion).

8. Earnings per Ordinary Share

                     The computation of basic, diluted and cash earnings per Ordinary Share is set out below:

	2015	2014
Numerator computations	€ m	€ m
Group profit for the financial year	729	584
Profit attributable to non-controlling interests	(5)	(2)
Numerator for basic and diluted earnings per Ordinary Share	724	582
Depreciation charge	843	631
Amortisation of intangible assets	55	44
Impairment charge	44	49
Numerator for "cash" earnings per Ordinary Share (i)	1,666	1,306

	Number of	Number of
Denominator for basic and diluted earnings per Ordinary Share	Shares	Shares
Weighted average number of Ordinary Shares (millions) outstanding for the year	812.3	737.6
Effect of dilutive potential Ordinary Shares (share options) (millions)	3.6	0.7
Denominator for diluted earnings per Ordinary Share (millions)	815.9	738.3

Earnings per Ordinary Share	€ cent	€ cent
- basic	89.1	78.9
- diluted	88.7	78.8
"Cash" earnings per Ordinary Share (i)	205.1	177.1

                     This non-GAAP financial measure is presented here for information as management believes it is a useful financial indicator of the Group's ability to generate cash from operations.

9. Summarised Cash Flow

	2015	2014
	€ m	€ m
Inflows
Profit before tax	1,033	761
Depreciation, amortisation and impairment	942	724
	1,975	1,485
Outflows
Working capital inflow (i)	642	69
Tax payments	(235)	(127)
Capital expenditure	(882)	(435)
Premium payable on debt redemption	(38)	-
Other (ii)	(133)	(90)
	(646)	(583)

Operating cash inflow	1,329	902

Pension payments	(53)	(66)
Acquisitions and investments (iii)	(7,549)	(188)
Proceeds from disposals	1,017	345
Share issues (iv)	1,779	129
Dividends (before scrip dividend)	(511)	(460)
Translation and mark-to-market adjustments	(138)	(181)
(Increase)/decrease in net debt	(4,126)	481

(i) Working capital inflow includes the difference between net finance costs (included in profit before tax), interest paid and received, and deferred divestment proceeds.

(ii)    Primarily non-cash items included in profit before tax, including profits on disposals/divestments of €101 million (2014: €77 million), share-based payments expense of €27 million (2014: €16 million) and CRH's share of equity accounted investments' profit after tax of €44 million (2014: €55 million profit). Other cash flows included comprise dividends received from equity accounted investments of €53 million (2014: €30 million), cash and cash equivalents in disposed companies of €90 million (2014: nil) and debt in disposed companies of €20 million (2014: nil).

(iii)   Acquisitions and investments spend comprises consideration for acquisition of subsidiaries (including debt acquired), deferred and contingent consideration paid, other investments and advances (see note 11 (iii) on page 25).

(iv) Proceeds from share issues include scrip dividends of €132 million (2014: €107 million).

10. Business and Non-Current Asset Disposals

          Profit on Disposal

         The following table provides an analysis of the proceeds and related profit on disposals for the years ended 31 December 2015 and 2014:

	Business disposals		Disposal of other non - current assets		Total
	2015	2014	2015	2014	2015	2014
	€ m	€ m	€ m	€ m	€ m	€ m
Proceeds (i)	875	224	142	121	1,017	345
Profit	62	39	39	38	101	77

(i)   Proceeds (net of disposal costs) from business and non-current asset disposals amounted to €1,017 million (2014: €345 million); this is the figure reported for proceeds from disposals in the summarised cash flow above. Proceeds from disposals of €889 million (2014: €345 million) as presented in the Consolidated Statement of Cash Flows on page 15, are net of cash and cash equivalents disposed of €90 million (2014: nil) and deferred proceeds of €38 million (2014: nil).

11. Acquisitions

                    The acquisitions completed during the year ended 31 December 2015 by reportable segment, together with the completion dates, are detailed below; these transactions entailed the acquisition of an effective 100% stake                      except where indicated to the contrary:

                     Europe Heavyside: Poland: selected assets of Stal-Bruk Sp. Z.o.o. (1 December).

                     Europe Lightside: Australia: BVCI Pty Ltd. (5 June), Netherlands: increased stake in Handelsmaatschappij Caralu B.V. from 50% to 100% (30 November).
                     Europe Distribution: Switzerland: Kiener & Witting (1 August).

                    Americas Materials: Idaho: assets formerly of Gordon Paving (25 March); Iowa: selected assets of McAlister Aggregates (23 February); Michigan and North Carolina: Colas' Barrett and Larco assets (27 March); New                    York: assets of Hudson River Construction Company and Albany Asphalt & Aggregates (3 April); Ohio: increased stake in Scioto Materials LLC from 50% to 51% (1 July); Texas: selected assets of State Development                     Corporation (11 May), selected assets of Martin Marietta (23 October); Utah: selected assets of Kunkler Trust (15 October); Virginia: increased stake in Boxley Aggregates from 50% to 100% and the selected assets of the                      Boxley Corporation (31 December); Canada: selected assets of Promix Beton (30 October).

                    Americas Products: C.R. Laurence Co. Inc ("CR Laurence") (3 September), headquartered in Los Angeles, California with operations in 33 sites in North America in addition to the United Kingdom, Germany and Denmark;                     Arizona: Western Block Company (17 December); Minnesota: Anchor Wall Systems, Inc. and Anchor Block Company (8 June). Tennessee: Red River Concrete Products (17 December).

                   LH Assets: On 31 July 2015 (and 15 September 2015 for the Philippines) CRH acquired certain assets of Lafarge S.A. and Holcim Ltd. The acquired assets consist of over 700 locations in 11 countries: Brazil, Canada,                    France (including La Reunion), Germany, Hungary, the Philippines (55%), Romania, Serbia, Slovakia, the United Kingdom and the United States.

                   The following table analyses the 19 acquisitions (2014: 21 acquisitions) by reportable segment and provides details of the goodwill and consideration figures arising in each of those segments:

Reportable segments	Number of acquisitions		Goodwill		Consideration
	2015	2014	2015	2014	2015	2014
			€ m	€ m	€ m	€ m
Europe Heavyside	1	2	-	2	5	7
Europe Lightside	2	-	6	-	12	-
Europe Distribution	1	6	-	9	1	20
Europe	4	8	6	11	18	27

Americas Materials	10	8	32	5	80	71
Americas Products	3	5	9	17	65	59
Americas	13	13	41	22	145	130

LH Assets (i)	1	-	2,307	-	6,561	-
CR Laurence (i)	1	-	833	-	1,169	-

Total Group	19	21	3,187	33	7,893	157
Adjustments to provisional fair values of prior year acquisitions			-	(2)	-	(2)
Total			3,187	31	7,893	155
(i)    The LH Assets and CRL acquisitions were completed in the second half of 2015; given the size and timing of these transactions, the related goodwill has not yet been allocated to cash generating units for the purposes of impairment testing; the allocation will be completed during 2016.

11. Acquisitions - continued

                          The identifiable net assets acquired, including adjustments to provisional fair values, were as follows:

	LH Assets	CR Laurence	Other acquisitions	Total	Total
	2015	2015	2015	2015	2014
Assets	€ m	€ m	€ m	€ m	€ m
Non-current assets
Property, plant and equipment	5,288	26	99	5,413	91
Intangible assets	26	252	20	298	16
Equity accounted investments	24	-	-	24	-
Other financial assets	5	-	-	5	-
Total non-current assets	5,343	278	119	5,740	107

Current assets
Inventories	492	105	24	621	23
Trade and other receivables (i)	1,445	69	19	1,533	20
Cash and cash equivalents	463	29	2	494	1
Total current assets	2,400	203	45	2,648	44

Liabilities
Trade and other payables	(1,500)	(31)	(18)	(1,549)	(17)
Provisions for liabilities	(580)	-	(1)	(581)	(1)
Retirement benefit obligations	(87)	-	-	(87)	-
Interest-bearing loans and borrowings and finance leases	(169)	(6)	-	(175)	(7)
Current income tax liabilities	(147)	(2)	-	(149)	-
Deferred income tax liabilities	(520)	(106)	(1)	(627)	(2)
Total liabilities	(3,003)	(145)	(20)	(3,168)	(27)

Total identifiable net assets at fair value	4,740	336	144	5,220	124
Goodwill arising on acquisition (ii)	2,307	833	47	3,187	31
Joint Ventures becoming subsidiaries	-	-	(25)	(25)	-
Non-controlling interests*	(486)	-	(3)	(489)	-
Total consideration	6,561	1,169	163	7,893	155

Consideration satisfied by:
Cash payments	6,561	1,072	157	7,790	152
Deferred consideration (stated at net present cost)	-	97	-	97	1
Contingent consideration	-	-	-	-	2
Profit on step acquisition	-	-	6	6	-
Total consideration	6,561	1,169	163	7,893	155

Net cash outflow arising on acquisition
Cash consideration	6,561	1,072	157	7,790	152
Less: cash and cash equivalents acquired	(463)	(29)	(2)	(494)	(1)
Total outflow in Consolidated Statement of Cash Flows (iii)	6,098	1,043	155	7,296	151

                   * Measured at fair value

11. Acquisitions - continued

                          The acquisitions of LH Assets and CR Laurence have been deemed to be material acquisitions. None of the remaining acquisitions completed during the financial year was considered sufficiently material to warrant                           separate disclosure. The acquisition of LH Assets was completed in the second half of 2015 and spanned 11 countries. The fair value of the identifiable net assets acquired were €4.2 billion (after deducting non-                          controlling interests of €0.5 billion) and the transaction resulted in the recognition of €2.3 billion of goodwill. Due to both the timing of when the acquisition was completed and the size and scale of the acquisition, the                           allocation of the purchase price and the determination of the fair values of identifiable assets acquired and liabilities assumed as disclosed above are only provisional (principally PP&E, provisions and the associated                           goodwill and deferred tax impacts). The fair value assigned to identifiable assets and liabilities acquired is based on estimates and assumptions made by management at the time of acquisition. CRH may revise its                           preliminary purchase price allocation during the 12 month window as permitted under IFRS 3 Business Combinations. Where the impact of these revisions is sufficiently material, it may result in the restatement of the                           2015 Consolidated Balance Sheet to take account of these valuation updates; where the impact is not material, CRH will provide additional disclosures to outline the adjustments made.

                         The balance sheet as disclosed on page 24 for CRL should also be considered provisional (principally intangible assets and the associated deferred tax impacts) and will be subject to the same requirements as outlined                          above for LH Assets.

(i) Trade and other receivables

	Gross contractual amounts due		Allowance for impairment		Fair value
	2015	2014	2015	2014	2015	2014
	€ m	€ m	€ m	€ m	€ m	€ m
LH Assets	1,499	-	(54)	-	1,445	-
CR Laurence	70	-	(1)	-	69	-
Other acquisitions	19	22	-	(2)	19	20
	1,588	22	(55)	(2)	1,533	20

(ii)   The principal factor contributing to the recognition of goodwill on acquisitions entered into by the Group is the realisation of cost savings and other synergies with existing entities in the Group which do not qualify for separate recognition as intangible assets. Due to the asset-intensive nature of operations in the Europe Heavyside and Americas Materials business segments, no significant intangible assets are recognised on business combinations in these segments. €254 million of the goodwill recognised in respect of acquisitions completed in 2015 is expected to be deductible for tax purposes (2014: €18 million).

(iii)  A total cash outflow of €7,296 million arising on acquisitions (2014: €151 million) is reported in the Consolidated Statement of Cash Flows on page 15. In addition, debt arising in acquired companies amounted to €175 million (2014: €7 million), and the Group made other investments and advances of €19 million during the year (2014: €3 million). These amounts, combined with deferred and contingent consideration of €59 million paid in 2015 in respect of acquisitions in prior years (2014: €26 million), and nil paid on acquisition of non-controlling interests (2014: €1 million) result in total acquisition and investment spend for the year of €7,549 million (2014: €188 million); this is the figure reported in the summarised cash flow in note 9 on page 22.

                  Acquisition-related costs

	2015	2014
	€ m	€ m
LH Assets	144	-
CR Laurence	6	-
Other acquisitions	2	2
	152	2

11. Acquisitions - continued

                          In accordance with the terms of the acquisition agreements, CRH and LafargeHolcim are currently engaged in a process to finalise the post-completion consideration for the acquisition of the LH Assets as detailed                          above. That process is not sufficiently advanced to make a financial adjustment in respect of the final purchase price. CRH will continue to monitor the situation and will reflect any financial adjustments when there is                          sufficient evidence.

                         No acquisitions have been completed subsequent to the balance sheet date which would be individually material to the Group, thereby requiring disclosure under either IFRS 3 or IAS 10 Events after the Balance Sheet                         Date. Development updates, giving details of acquisitions which do not require separate disclosure on the grounds of materiality, are typically published in January and July each year.

12. Retirement Benefit Obligations

                          The Group operates either defined benefit or defined contribution pension schemes in all of its principal operating areas.

                          In consultation with the actuaries to the various defined benefit pension schemes (including post-retirement healthcare obligations and long-term service commitments, where relevant), the valuations of the applicable                           assets and liabilities have been marked-to-market as at the end of the financial year taking account of prevailing bid values, actual investment returns, corporate bond yields and other matters such as updated actuarial                           valuations conducted during the year.

                         Financial assumptions

                         The financial assumptions employed in the valuation of all scheme liabilities for the current and prior year were as follows:

	Eurozone		Britain & NI		Switzerland		United States & Canada
	2015	2014	2015	2014	2015	2014	2015	2014
	%	%	%	%	%	%	%	%
Rate of increase in:
- salaries	3.64	3.75	4.00	4.00	1.75	2.25	3.29	3.50
- pensions in payment	1.75	1.75	3.00-3.20	3.00-3.20	-	-	-	-
Inflation	1.75	1.75	3.00	3.00	0.75	1.25	2.00	2.00
Discount rate	2.61	2.00	3.95	3.50	0.85	1.15	4.22	3.80
Medical cost trend rate	n/a	n/a	n/a	n/a	n/a	n/a	6.21	16.70

12. Retirement Benefit Obligations - continued

                        The following table provides a reconciliation of scheme assets (at bid value) and the actuarial value of scheme liabilities (using the aforementioned assumptions):

	Assets		Liabilities		Net liability
	2015	2014	2015	2014	2015	2014
	€ m	€ m	€ m	€ m	€ m	€ m
At 1 January	2,046	2,314	(2,757)	(2,724)	(711)	(410)
Reclassified from / as held for sale	633	(633)	(714)	714	(81)	81
Arising on acquisition	254	-	(341)	-	(87)	-
Disposals	(744)	-	828	-	84	-
Past service costs	-	-	1	5	1	5
Gain on settlements	-	-	4	-	4	-
Administration expenses	(2)	(3)	-	-	(2)	(3)
Current service cost	-	-	(63)	(51)	(63)	(51)
Interest income on scheme assets	50	85	-	-	50	85
Interest cost on scheme liabilities	-	-	(67)	(99)	(67)	(99)
Remeasurement adjustments:
-return on scheme assets excluding interest income	5	179	-	-	5	179
-experience variations	-	-	53	28	53	28
-actuarial gain/(loss) from changes in financial assumptions	-	-	121	(604)	121	(604)
-actuarial gain/(loss) from changes in demographic assumptions	-	-	24	(17)	24	(17)
Employer contributions paid	113	115	-	-	113	115
Contributions paid by plan participants	14	13	(14)	(13)	-	-
Benefit and settlement payments	(122)	(114)	122	114	-	-
Translation adjustment	152	90	(184)	(110)	(32)	(20)
At 31 December	2,399	2,046	(2,987)	(2,757)	(588)	(711)
Related deferred income tax asset					126	140
Net retirement benefit obligations					(462)	(571)

13. Related Party Transactions

                         There have been no related party transactions or changes in related party transactions that could have had a material impact on the financial position or performance of the Group during the 2015 and 2014 financial years.                          Sales to and purchases from associates during the financial year ended 31 December 2015 amounted to €48 million (2014: €33 million) and €422 million (2014: €411 million) respectively. Amounts receivable from and                          payable to equity accounted investments as at the balance sheet date are not material and are included in trade and other receivables and payables in the Consolidated Balance Sheet.

14. Other

	2015	2014
Net debt-related interest cover (note 6)
EBITDA interest cover (times)	7.5	6.7
EBIT* interest cover (times)	4.3	3.7
Average shares in issue (million)	812.3	737.6
Net dividend paid per share (€ cent)	62.5	62.5
Net dividend declared for the year (€ cent)	62.5	62.5
Dividend cover (Earnings per share/Dividend declared per share)	1.43x	1.26x
	€ m	€ m
Depreciation charge	843	631
Amortisation of intangibles	55	44
Impairment of property, plant and equipment	41	49
Impairment of intangible assets	1	-
Impairment of financial assets	2	-
Commitments to purchase property, plant and equipment:
Contracted for but not provided in the financial statements	311	211
Authorised by the Directors but not contracted for	118	70
Market capitalisation at year-end (€ m)	21,977	14,741
Total equity at year-end (€ m)	13,544	10,198
Net debt (€ m)	6,618	2,492
Net debt as a percentage of market capitalisation	30%	17%
Net debt as a percentage of total equity	49%	24%

* EBIT is defined as earnings before interest, tax, profit on disposals and the Group's share of equity accounted investments' profit. Cover is based on net debt-related interest.

15. Statutory Accounts and Audit Opinion

                        The financial information presented in this report is not the statutory financial statements for the purposes of Chapter 4 of Part 6 of the Companies Act 2014. Full statutory financial statements for the year ended 31                          December 2015 prepared in accordance with IFRS, upon which the Auditors have given an unqualified audit report, have not yet been filed with the Registrar of Companies. Full accounts for the year ended 31 December                          2014, prepared in accordance with IFRS and containing an unqualified audit report, have been delivered to the Registrar of Companies.

16. Annual Report and Annual General Meeting (AGM)

                       The 2015 Annual Report is expected to be published on the CRH website, www.crh.com, on 17 March 2016 and posted on 30 March 2016 to those shareholders who have requested a paper copy, together with details of                        the Scrip Dividend Offer in respect of the final 2015 dividend. A paper copy of the Annual Report may be obtained at the Company's registered office from 30 March 2016. The Company's AGM is scheduled to be held in                        the Royal Marine Hotel, Dun Laoghaire, Co. Dublin at 11:00 a.m. on 28 April 2016.

17. Board Approval

       This announcement was approved by the Board of Directors of CRH plc on 2 March 2016.

2014 & 2015 Full year Sales and EBITDA from continuing operations

Results from continuing operations exclude the trading for all entities divested in 2014 and 2015 together with the impact of one-off items.

Full Year Sales - 2014	2014 as reported € bn	Exclude divested businesses € bn	Continuing operations € bn
Europe Heavyside	3.9	(0.5)	3.4
Europe Lightside	0.9	-	0.9
Europe Distribution	4.0	-	4.0
Total Europe	8.8	(0.5)	8.3
Americas Materials	5.1	(0.1)	5.0
Americas Products	3.2	(0.5)	2.7
Americas Distribution	1.8	-	1.8
Total Americas	10.1	(0.6)	9.5
Total CRH	18.9	(1.1)	17.8

Full Year Sales - 2015	2015 as reported € bn	Exclude divested businesses € bn	Continuing operations € bn	% change continuing operations
Europe Heavyside	3.6	(0.1)	3.5	1%
Europe Lightside	1.0	-	1.0	5%
Europe Distribution	4.1	-	4.1	4%
Total Europe	8.7	(0.1)	8.6	3%
Americas Materials	6.4	-	6.4	29%
Americas Products	3.9	(0.2)	3.7	35%
Americas Distribution	2.2	-	2.2	26%
Total Americas	12.5	(0.2)	12.3	30%
Total	21.2	(0.3)	20.9	17%
LH Assets	2.4
Total CRH	23.6

Full year EBITDA - 2014	2014 as reported € m	Exclude divested businesses € m	Exclude One-offs € m	Continuing operations € m
Europe Heavyside	380	(70)	6	316
Europe Lightside	94	-	5	99
Europe Distribution	190	-	4	194
Total Europe	664	(70)	15	609
Americas Materials	609	(5)	9	613
Americas Products	263	(33)	18	248
Americas Distribution	105	-	-	105
Total Americas	977	(38)	27	966
Total CRH	1,641	(108)	42	1,575

Full year EBITDA - 2015	2015 as reported € m	Exclude divested businesses € m	Exclude One-offs € m	Continuing operations € m	% change continuing operations
Europe Heavyside	334	(11)	-	323	2%
Europe Lightside	100	-	5	105	6%
Europe Distribution	171	-	36	207	7%
Total Europe	605	(11)	41	635	4%
Americas Materials	912	3	8	923	50%
Americas Products	391	(4)	5	392	58%
Americas Distribution	140	-	1	141	34%
Total Americas	1,443	(1)	14	1,456	51%
Total	2,048	(12)	55	2,091	33%
LH Assets	171
Total CRH	2,219

PRINCIPAL RISKS AND UNCERTAINTIES

Under Section 327 (i) (b) of the Companies Act 2014 and Regulation 5(4)(c)(ii) of the Transparency (Directive 2004/109/EC) Regulations 2007, the Group is required to give a description of the principal risks and uncertainties which it faces. These risks and uncertainties reflect the international scope of the Group's operations and the Group's decentralised structure.

Strategic Risks and Uncertainties

Industry cyclicality: The level of construction activity in local and national markets is inherently cyclical being influenced by a wide variety of factors including global and national economic circumstances, ongoing austerity programmes in the developed world, governments' ability to fund infrastructure projects, consumer sentiment and weather conditions. Financial performance may also be negatively impacted by unfavourable swings in fuel and other commodity/raw material prices. Failure of the Group to respond on a timely basis and/or adequately to unfavourable events beyond its control may adversely affect financial performance.

Political and economic uncertainty: As an international business, the Group operates in many countries with differing, and in some cases, potentially fast-changing economic, social and political conditions. These conditions could include political unrest, currency disintegration, strikes, civil disturbance and other forms of instability including natural disasters, epidemics, widespread transmission of diseases and terrorist attacks. These factors are of particular relevance in developing/emerging markets. Changes in these conditions, or in the governmental or regulatory requirements in any of the countries in which the Group operates, may adversely affect the Group's business, results of operations, financial condition or prospects thus leading to possible impairment of financial performance and/or restrictions on future growth opportunities.

Commodity products and substitution: The Group faces strong volume and price competition across its product lines. In addition, existing products may be replaced by substitute products which the Group does not produce or distribute. Against this backdrop, if the Group fails to generate competitive advantage through differentiation and innovation across the value chain (for example, through superior product quality, engendering customer loyalty or excellence in logistics), market share, and thus financial performance, may decline.

Acquisition activity: Growth through acquisition and active management of the Group's business portfolio are key elements of the Group's strategy with the Group's balanced portfolio growing year on year through bolt-on activity occasionally supplemented by larger and/or step-change transactions. In 2015, the Group completed the largest transaction in its history, namely the acquisition of the LH Assets across 11 countries. In addition, the Group may be liable for the past acts, omissions or liabilities of companies or businesses it has acquired. The Group may not be able to continue to grow as contemplated in its business plans if it is unable to identify attractive targets (including potential new platforms for growth), execute full and proper due diligence, raise funds on acceptable terms, complete such acquisition transactions, integrate the operations of the acquired businesses and realise anticipated levels of profitability and cash flows. If the Group is held liable for the past acts, omissions or liabilities of companies or businesses it has acquired, those liabilities may either be unforeseen or greater than anticipated at the time of the relevant acquisition.

Joint ventures and associates: The Group does not have a controlling interest in certain of the businesses (i.e. joint ventures and associates) in which it has invested and may invest. The absence of a controlling interest gives rise to increased governance complexity and a need for proactive relationship management, which may restrict the Group's ability to generate adequate returns and to develop and grow these businesses. These limitations could impair the Group's ability to manage joint ventures and associates effectively and/or realise the strategic goals for these businesses. In addition, improper management or ineffective policies, procedures or controls for non-controlled entities could adversely affect the business, results of operations or financial condition of the relevant investment.

Human resources: Existing processes to recruit, develop and retain talented individuals and promote their mobility may be inadequate thus giving rise to employee/management attrition, difficulties in succession planning and inadequate "bench strength", potentially impeding the continued realisation of the core strategy of performance and growth. In addition, the Group is exposed to various risks associated with collective representation of employees in certain jurisdictions, these risks could include strikes and increased wage demands with possible reputational consequences. In the longer term, failure to manage talent and plan for leadership and succession could impede the realisation of core strategic objectives around performance and growth.

Corporate affairs and communications: As a publicly-listed company, the Group undertakes regular communications with its stakeholders. Given that these communications may contain forward-looking statements, which by their nature involve uncertainty, actual results and developments may differ from those communicated due to a variety of external and internal factors giving rise to reputational risk. Failure to deliver on performance indications and non-financial commitments communicated to the Group's variety of stakeholders could result in a reduction in share price, reduced earnings and reputational damage.

Cyber and information security/technology: As a result of the proliferation of information technology in the world today, the Group is dependent on the employment of advanced information systems and is exposed to risks of failure in the operation of these systems. Further, the Group is exposed to security threats to its digital infrastructure through cyber-crime. Such attacks are by their nature technologically sophisticated and may be difficult to detect and defend in a timely fashion. Should a threat materialise, it might lead to interference with production processes, manipulation of financial data, the theft of private data or misrepresentation of information via digital media. In addition to potential irretrievability or corruption of critical data, the Group could suffer reputational losses, regulatory penalties and incur significant financial costs in remediation.

Sustainability: The Group is subject to stringent and evolving laws, regulations, standards and best practices in the area of sustainability (comprising corporate governance, environmental management and climate change (specifically capping of emissions), health & safety management and social performance). Non-adherence to such laws, regulations, standards and best practices may give rise to increased ongoing remediation and/or other compliance costs and may adversely affect the Group's business, results of operations, financial condition and/or prospects.

Laws and regulations: The Group is subject to many local and international laws and regulations, including those relating to competition law, corruption and fraud, across many jurisdictions of operation and is therefore exposed to changes in those laws and regulations and to the outcome of any investigations conducted by governmental, international or other regulatory authorities. Potential breaches of local and international laws and regulations in the areas of competition law, corruption and fraud, among others, could result in the imposition of significant fines and/or sanctions for non-compliance, and may inflict reputational damage.

Financial and Reporting Risks and Uncertainties

Financial Instruments (interest rate and leverage, foreign currency, counterparty, credit ratings and liquidity): The Group uses financial instruments throughout its businesses giving rise to interest rate and leverage, foreign currency, counterparty, credit rating and liquidity risks. A significant portion of the cash generated by the Group from operational activity is currently dedicated to the payment of principal and interest on indebtedness. In addition, the Group has entered into certain financing agreements containing restrictive covenants requiring it to maintain a certain minimum interest coverage ratio and a certain minimum net worth. A downgrade of the Group's credit ratings may give rise to increases in funding costs in respect of future debt and may impair the Group's ability to raise funds on acceptable terms. In addition, insolvency of the financial institutions with which the Group conducts business (or a downgrade in their credit ratings) may lead to losses in derivative assets and cash and cash equivalents balances or render it more difficult either to utilise existing debt capacity or otherwise obtain financing for operations.

Defined Benefit Pension Schemes and Related Obligations: The Group operates a number of defined benefit pension schemes and related obligations (for example, termination indemnities and jubilee/long-term service benefits, which are accounted for as defined benefit) in certain of its operating jurisdictions. The assets and liabilities of defined benefit pension schemes may exhibit significant period-on-period volatility attributable primarily to asset values, changes in bond yields/discount rates and anticipated longevity. In addition to the contributions required for the ongoing service of participating employees, significant cash contributions may be required to remediate deficits applicable to past service. Further, fluctuations in the accounting surplus/deficit may adversely impact credit metrics thus harming the Group's ability to raise funds.

Adequacy of Insurance Arrangements and Related Counterparty Exposures: The building materials sector is subject to a wide range of operating risks and hazards, not all of which can be covered, adequately or at all, by insurance; these risks and hazards include climatic conditions such as floods and hurricanes/cyclones, seismic activity, technical failures, interruptions to power supplies, industrial accidents and disputes, environmental hazards, fire and crime. In its worldwide insurance programme, the Group provides coverage for its operations at a level believed to be commensurate with the associated risks. In the event of failure of one or more of the Group's counterparties, the Group could be impacted by losses where recovery from such counterparties is not possible. In addition, losses may materialise in respect of uninsured events or may exceed insured amounts.

Foreign Currency Translation: The principal foreign exchange risks to which the Consolidated Financial Statements are exposed pertain to adverse movements in reported results when translated into euro (which is the Group's reporting currency) together with declines in the euro value of net investments which are denominated in a wide basket of currencies other than the euro. Adverse changes in the exchange rates used to translate these and other foreign currencies into euro have impacted and will continue to impact retained earnings. The annual impact is reported in the Consolidated Statement of Comprehensive Income.

Goodwill impairment: Significant underperformance in any of the Group's major cash-generating units or the divestment of businesses in the future may give rise to a material write-down of goodwill. A write-down of goodwill could have a substantial impact on the Group's income and equity.

Inspections by Public Company Accounting Oversight Board: Our auditors, like other independent registered public accounting firms operating in Ireland and a number of other European countries, are not currently permitted to be subject to inspection by the PCAOB. Investors who rely on the audit report prepared by the Group's auditors are deprived of the benefits of PCAOB inspections to assess audit work and quality control procedures.

Disclaimer

This document contains certain forward-looking statements as defined under US legislation. By their nature, such statements involve uncertainty; as a consequence, actual results and developments may differ from those expressed in or implied by such statements depending on a variety of factors including the specific factors identified in this presentation and other factors discussed in our Annual Report on Form 20-F filed with the SEC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date: 03 March 2016

By:___/s/Neil Colgan___
Neil Colgan
Company Secretary